Performance Trust Capital Partners, LLC

Consolidated Statement of Financial Condition
December 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities
Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47035

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Performance Trust Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison, Suite 450
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Gazda 312-521-1111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Ryan Gazda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Performance Trust Capital Partners, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Controller

Title

, JENNIE BALKAS

Notary Public

JENNIE BALKAS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 16, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Equity Owners
of Performance Trust Capital Partners, LLC

Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial condition of Performance Trust Capital Partners, LLC (the Company) as of December 31, 2018, and the related notes to the consolidated financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2005.

Chicago, Illinois
February 25, 2019

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Performance Trust Capital Partners, LLC

Consolidated Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	1,797,190
Receivables from clearing broker		2,194,809
Receivables from repo counterparties		3,884,844
Receivables from affiliate and employees		6,280,305
Securities owned, at fair value (includes pledged securities of $150,602,744)		768,010,697
Prepaid expenses		1,900,952
Other assets		3,413,304
Total assets	$	787,482,101
Liabilities and Member's Equity		
Liabilities		
Payable to clearing broker	$	545,837,420
Securities sold under agreements to repurchase		141,297,000
Accounts payable, accrued expenses, and other liabilities		15,793,656
		702,928,076
Member's equity		84,554,025
Total liabilities and member's equity	$	787,482,101

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Organization and nature of business: Performance Trust Capital Partners, LLC (the Company), an Illinois limited liability company, was formed on October 6, 2006, and is a wholly owned subsidiary of PT Financial Companies LLC (the Parent). The Company was formed for the purpose of conducting business as an introducing broker-dealer and a registered investment advisor in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and registered investment advisor and is a member of the Financial Industry Regulatory Authority (FINRA).

In 2018, the Company started consolidating PT Capital Partners Limited, a wholly owned subsidiary. PT Capital Partners Limited was incorporated in Hong Kong on June 12, 2017. It was granted its Type 1 – Dealing in Securities license on November 8, 2018 by The Securities and Futures Commissions in Hong Kong. PT Capital Partners Limited was formed for the purposes of conducting business as an introducing broker-dealer in fixed income securities to customers comprised of institutional investors and financial institutions located throughout Asia.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer, Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company may obtain short-term financing by borrowing from its clearing broker against its principal inventory positions, subject to collateral maintenance requirements.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of the consolidated statement of financial condition.

Principles of consolidation: The consolidated statement of financial condition include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated.

Foreign currency: The Company translates the assets and liabilities of its wholly-owned subsidiary denominated in Hong Kong dollars to U.S. dollars at the appropriate spot rates as of December 31, 2018. The Company's functional currency is U.S. dollars.

Use of estimates: The preparation of the consolidated statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition statements. Actual results could differ from those estimates.

Securities and derivatives transactions: Securities and derivatives transactions and related revenues and expenses are recorded at fair value on a trade-date basis.

Receivables and payables for securities or derivatives transactions that have not reached their contractual settlement date are recorded in receivables from and payable to clearing broker(s) on the consolidated statement of financial condition.

3

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Contract assets and liabilities: Included within other assets on the consolidated statement of financial condition, the Company records accounts receivable from contracts with customers when a performance obligation has been satisfied and billed for, but amounts are still outstanding. Based on its historical collection pattern, the Company has not provided a reserve for uncollectible accounts.

Contract balances: The timing of contract revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. Deferred revenue primarily relate to fees received relating to annual contracts for advisory services where the performance obligation has not yet been satisfied. Deferred revenue at December 31, 2018 was approximately $0.5 million. The Company had no deferred revenue at December 31, 2017.

Repurchase agreements: Transactions involving securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financing transactions. Repos are carried at their contract value on the consolidated statement of financial condition. Cash collateral held by the counterparties is included in receivables from repo counterparties in the consolidated statement of financial condition. Securities pledged as repo collateral are included in securities owned, at fair value in the consolidated statement of financial condition. Accrued interest on such transactions is included in accounts payable, accrued expenses, and other liabilities in the consolidated statement of financial condition.

Income taxes: The Company is considered a pass-through entity for federal income taxation purposes and is therefore not subject to federal income tax, but the Company may be subject to certain state taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. For the year ended December 31, 2018, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Subsequent events: The Company has performed an evaluation of subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

The Company is currently evaluating the potential impact of the following new accounting standards issued:

Fair Value: In August, 2018, the FASB issued guidance (ASU 2018-13), which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. Early adoption is permitted. The Company expects to adopt the provisions of this guidance on January 1, 2020, and is currently evaluating the impact that ASU 2018-13 will have on its related disclosures.

4

Note 1.   Nature of Business and Significant Accounting Policies (continued)

Leases: In February 2016, the FASB issued new guidance for the accounting for leases which requires a lessee to recognize on its balance sheet the assets and liabilities for the rights and obligations created by those leases with a lease term of more than twelve months. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement and presentation of expenses and cash flows arising from the lease. The new guidance is effective for the Company's fiscal year that begins after December 15, 2018 and requires a modified retrospective approach to adoption. The Company evaluated the potential impact of the adoption of this standard and determined that an operating lease right of use asset and operating lease liability of approximately $5.3 million and $5.3 million, respectively, will be recorded in the consolidated statement of financial condition upon adoption.

Note 2.   Receivables from and Payable to Clearing Brokers

Amounts receivable from and payable to clearing brokers at December 31, 2018 consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ 500,000	$ -
Receivable from clearing brokers (cash)	7,759,765	-
Payable to clearing broker	-	550,479,727
Open trade equity on futures contracts	(6,064,956)	-
Open trade equity on TBA contracts	-	273,207
Bond interest and principal receivable	-	(4,915,514)
	$ 2,194,809	$ 545,837,420

The amount payable to the clearing broker relates to principal transactions and is collateralized by securities owned by the Company. The Company is required to maintain a $500,000 deposit with its clearing broker-dealer.

The amount of open trade equity on TBA contracts is presented above as a net balance. As of December 31, 2018, the balance of open trade equity on TBA contracts was comprised of an asset of $23,922 and a liability of $297,129.

Note 3.   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary for each financial instrument and is affected by a wide variety of factors, including, without limitation, the type of security, whether the security is a new issue, the liquidity of markets, and other characteristics particular to the security or instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Actively traded listed futures and TBA contracts are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy. To the extent the inputs are observable and timely, mortgage-backed securities, asset-backed securities and state and municipal bonds would be categorized in Level 2 of the fair value hierarchy; otherwise such securities would be categorized in Level 3. The fair values described herein are estimated using pricing models that discount the anticipated cash flows to present value assuming market discount rates of securities with similar characteristics. Such models use a variety of observable inputs, including but not limited to, prepayment speeds, estimated cash flows, spreads to the Treasury curve or other reference rates, underlying loans and collateral, credit rating, default rates, and loss severity rates.

The Company evaluates certificates of deposits held within its securities owned balance per the consolidated statement of financial condition at original cost plus accrued interest.

Note 3. Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)
Receivables from clearing broker:			
Open trade equity on futures contracts	$ (6,064,956)	$ (6,064,956)	$ -
Payable to clearing broker:			
Open trade equity on TBA contracts	$ (273,207)	$ (273,207)	$ -
Securities owned:			
Agency mortgage-backed securities	$ 641,975,284	$ -	$ 641,975,284
State and municipal obligations	105,872,162	-	105,872,162
Non-agency mortgage-backed securities	15,706,154	-	15,706,155
Certificates of Deposits	4,457,097		4,457,097
	$ 768,010,697	$ -	$ 768,010,697

Substantially all of the Company's other assets and liabilities are also considered financial instruments, and are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year ended December 31, 2018.

Note 4. Securities Sold Under Agreements to Repurchase

The Company has entered into master repurchase agreements to finance the purchase of securities in its investment portfolio. Repurchase agreements involve the sale and simultaneous agreement to repurchase the transferred assets or similar assets in the future. The amount borrowed generally is equal to the fair value of the assets pledged less an agreed-upon discount, referred to as a "haircut." Repurchase agreements entered into by the Company are accounted for as financings and require the repurchase of the transferred securities at the close of each borrowing. The Company maintains the beneficial interest in the specific investments pledged during the term of the repurchase agreement and receives the related principal and interest payments. In response to declines in fair value of pledged assets due to changes in market conditions or the publishing of monthly security paydown factors, lenders typically require the Company to fund cash margin accounts in order to re-establish the agreed-upon collateral requirements, referred to as margin calls. The borrowings bear interest at a variable market rate and have an open maturity date.

Note 4. Securities Sold Under Agreements to Repurchase (Continued)

As of December 31, 2018, the fair value of securities posted as collateral under open repurchase agreements was approximately $150.6 million. Due to the short duration of securities sold under agreements to repurchase and the nature of collateral involved, the risks associated with these transactions are considered minimal.

The following table provides a detail of the remaining contractual maturity of securities sold under agreements to repurchase as of December 31, 2018:

	Overnight and Continuous	Other	Total
Securities sold under agreements to repurchase:			
Agency mortgage-backed securities	$ 141,297,000	$ -	$ 141,297,000

Note 5. Derivative Instruments

The Company uses derivative financial instruments to hedge market risk primarily due to exposure to fluctuations in interest rates in its securities inventory. These derivatives are recorded on the consolidated statement of financial condition in receivables from and payable to clearing broker(s). These financial instruments expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the consolidated statement of financial condition.

As of December 31, 2018 and for the year then ended, the Company's derivative activities had the following impact on the consolidated statement of financial condition and consolidated statement of operations:

Statement of Financial Condition:

Type	Fair Value	Notional Value
Receivables from clearing brokers:		
Interest rate futures contracts	$ (6,064,956)	$ 365,800,000
Payable to clearing broker:		
Mortgage-backed TBA securities	$ 273,207	$ 167,930,000

Mortgage-backed TBA securities are presented on a net basis. All other figures are presented gross and are not affected by offsetting.

During the year ended December 31, 2018, the total notional amount of futures contracts traded by the Company was approximately $69.5 billion. The Company also traded total notional value of approximately $54.3 billion of mortgage-backed TBA securities during the year.

For the year ended December 31, 2018, the monthly average number of derivative contracts bought and sold was approximately 40,000.

Note 6.   Retirement Plans

The Company participates in a profit sharing plan and a cash balance plan operated by the Parent for the benefit of substantially all employees of the Company.

Note 7.   Related-Party Transactions

The Company has a Services Agreement with the Parent dated January 1, 2012. Included in this agreement is the cost the Company pays to the Parent for the use of office space, furniture and equipment. The Company and the Parent borrow from one another, as necessary from time to time. On December 31, 2018, the Parent owed the Company $5,963,575, which is included in receivables from affiliates and employees in the consolidated statement of financial condition. On December 31, 2018, the Company also had a receivable due from an affiliate with a balance of $126,848, which is included in receivables from affiliates and employees in the consolidated statement of financial condition.

Certain employees of the Company have consulting agreements with the Company.

From time to time, the Company may provide advances to its employees. On December 31, 2018, employees owed the Company $189,882, which is included in receivables from affiliate and employees in the consolidated statement of financial condition.

Note 8.   Significant Risks and Concentrations of Risk

The Company is subject to various risks including concentrations of credit, liquidity, market and off-balance sheet risk. The Company attempts to manage these risks on a dynamic basis.

In the event a counterparty does not fulfill its obligations the Company may be exposed to credit risk. The Company is engaged in trading with broker-dealers, banks, and other financial institutions as well as brokerage activities executed on a principal or riskless-principal basis with customers. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions. Customer credit risk is partially mitigated by the use of delivery-versus-payment accounts through custodians and safekeepers. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty with which it conducts business.

Because the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker-dealer and a futures commission merchant (collectively, the "clearing brokers") for this purpose. This can and often does result in a concentration of credit risk with these firms. However, such risk is mitigated by the obligation of each clearing broker-dealer and futures commission merchant to comply with rules and regulations of the SEC or CFTC, respectively. The Company attempts to manage this risk by periodically reviewing collateral requirements and removing excess funds above the minimum requirement.

Market risk arises due to fluctuations in interest rates that may result in changes in the values of financial instruments. The Company manages its exposure to market risk resulting from trading activities through the use of derivatives transactions to hedge exposure in securities inventory. The Company prepares portfolio composition reports for review by the Company's risk management function.

The Company maintains accounts with financial institutions which, at times, may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 9.   Commitments and Contingent Liabilities

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's consolidated financial condition.

The Company recorded a liability related to an obligation for certain deferred compensation benefits. The Company estimated the liability to be $1,000,000.

In the normal course of business, the Company acts as a principal in when-issued securities. Transactions relating to such commitments that were open as of December 31, 2018, and were subsequently settled had no material effect on the consolidated financial statements as of that date.

The Company entered into a new debt financing agreement with a commercial bank on December 21, 2018.

The agreement was for a $20,000,000, unsecured, revolving line of credit, which matures on May 1, 2020. The line of credit bears interest at a variable market rate based on the one-month offered in the London Interbank Offered Rate (2.5% at December 31, 2018). The line of credit was approved by FINRA as good regulatory capital on January 30, 2019. As of December 31, 2018, the Company had not drawn on the line of credit.

Typically, the Company enters into operating leases for its satellite offices for one year terms with annual renewal options, which are exercised at the fair market lease rate at the time. However, the Company has entered into several leases that extend into periods beyond one year from the date of these financial statements. The future minimum lease commitments are:

Year ending December 31:

2019	$	783,650
2020		550,267
2021		66,144
2022		37,488
2023		9,441
	$	1,446,990

Note 10. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the consolidated statement of financial condition for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company assesses the risk of loss to be remote.

Note 11. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2018, the Company had net capital of $36,162,418, which was $35,703,059 in excess of its required net capital of $459,359. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.